Exhibit (d)(6)

RULES OF THE VERIFONE HOLDINGS, INC.

2006 EQUITY INCENTIVE PLAN FOR GRANTEES IN FRANCE

(as adopted September 5, 2008)

1.	Introduction

The Board of Directors of VeriFone Holdings, Inc. (the “Company”) has established the 2006 Equity Incentive Plan (the “U.S. Plan”) for the benefit of certain employees of the Company and its Related Entities, which includes its French subsidiary corporations (the “French Subsidiaries”) of which the Company holds directly or indirectly at least 10% of the share capital. Section 1.3(b) of the U.S. Plan specifically authorizes the Committee to adopt such rules or guidelines as it deems necessary or desirable to implement the U.S. Plan. The Committee has determined that it is desirable to establish a sub-plan for the purposes of permitting Options (as defined below) granted to French Grantees to qualify for favorable French tax and social security treatment. The Committee, therefore, intends to establish a sub-plan of the U.S. Plan for the purpose of granting Options which qualify for the favorable tax and social security treatment in France applicable to Options granted under Sections L. 225-177 to L. 225-186 of the French Commercial Code, as amended (“French-qualified Options”), to qualifying employees who are resident in France for French tax purposes and/or subject to the French social security regime (the “French Grantees”). The terms of the U.S. Plan as set out in the attached Appendix 1, shall, subject to the limitations set forth in the following rules, constitute the Rules of the VeriFone Holdings, Inc. 2006 Equity Incentive Plan for Grantees in France (the “French Option Plan”).

Under the French Option Plan, the French Grantees will be granted only Options as defined under Section 2 hereunder. The provisions set out in Sections 1.5, 2.3, 2.8, 2.9, 2.10 and 2.11 of the U.S. Plan permitting the grant of Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Share Units, and other stock-based Awards and all other provisions in relation to these types of Awards are not applicable to grants made under the French Option Plan.

2.	Definitions

Capitalized terms used but not defined in the French Option Plan shall have the same meanings as set forth in the U.S. Plan. The terms set out below will have the following meaning:

A. The term “Agreement” shall mean a French-Qualified Stock Option Notice & Agreement for an Award of Options under the French Option Plan.

B. The term “Closed Period” shall mean a closed period as set forth in Section L. 225-177 of the French Commercial Code, as amended, which is as follows:

(i)	ten (10) quotation days preceding and following the disclosure to the public of the consolidated financial statements or the annual statements of the Company; or

(ii)	any period during which the corporate management of the Company (i.e., those involved in the governance of the Company, such as the Board, Committee, supervisory directorate, etc.) possess confidential information which could, if disclosed to the public, significantly impact the trading price of the Common Stock, until ten (10) quotation days after the day such information is disclosed to the public.

If, after adoption of the French Option Plan, the French Commercial Code is amended to modify the definition and/or applicability of the Closed Periods to French-qualified Options, such amendments shall become applicable to any French-qualified Options granted under this French Option Plan, to the extent required under French law.

C. The term “Disability” shall mean a disability as determined in categories 2 and 3 under Section L. 341-4 of the French Social Security Code, as amended, and subject to the fulfillment of related conditions and Section 1.2(i) of the U.S. Plan. To the extent a Grantee’s disability meets the requirements of Section 1.2(i) of the U.S. Plan and not the requirements of Disability as set forth herein, the Grantee may not be entitled to the favorable tax and social security treatment under the French Option Plan.

D. The Term “Effective Grant Date” shall be the date on which the Option is effectively granted (i.e., the date on which the condition precedent of the expiration of a Closed Period, if any, under which the Option is granted, is satisfied). Such condition precedent shall be satisfied when the Committee or the body entitled thereto shall so determine (i.e., shall determine that the grant of Options is no longer prevented under a Closed Period). If the Grant Date (as defined below) does not occur within a Closed Period, the “Effective Grant Date” shall be the same date as the “Grant Date.”

E. The term “Grant Date” shall mean the date on which the Committee both (i) designates the French Grantees, and (ii) specifies the terms and conditions of the French-qualified Options, such as the number of shares of Common Stock subject to the French-qualified Options, the conditions for vesting of the French-qualified Options, the conditions for exercising the French-qualified Options and any restrictions on the sale of Common Stock subject to the French-qualified Options.

F. The term “Options” shall, in addition to the meaning set forth in the U.S. Plan under section 1.2(n), include the following:

(i)	Purchase Options, which are rights to acquire Common Stock repurchased by the Company prior to the date on which the Options become exercisable; or

(ii)	Subscription Options, which are rights to subscribe newly-issued Common Stock.

3.	Entitlement to Participate

Any individual who, at the Effective Grant Date of the Option under the French Option Plan, is either bound to a French Subsidiary by a contract of employment (“contrat de travail”) or who is a corporate executive of a French Subsidiary, shall be eligible to receive Options under the French Option Plan provided that he or she also satisfies the eligibility conditions of Section 1.4 of the U.S. Plan. Options may not be issued under the French Option Plan to employees or executives owning more than ten percent (10%) of the Company’s share capital or to individuals other than employees and corporate executives of the French Subsidiaries. Options may not be issued to corporate executives of the French Subsidiaries, other than managing directors (i.e., Président du Conseil d’Administration, Directeur Général, Directeurs Généraux Délégués, Membre du Directoire, Gérant d’une société par actions), unless the corporate executives are bound to the French Subsidiaries by a contract of employment. Notwithstanding the provisions of Section 1.4 of the U.S. Plan, Options may not be issued to consultants of the Company or Related Entities under the French Option Plan.

4.	Conditions and Exercise of the Option

The amendment to the U.S. Plan or the French Option Plan shall not affect any then-outstanding Options unless expressly provided by the Committee and unless it satisfies the conditions of Section 3.1 of the U.S. Plan. Further, no outstanding Options granted under the French Option Plan shall be modified after the Effective Grant Date, except in the cases enumerated under Sections 10 and 11, below.

French-qualified Options may not be granted to French Grantees during the Closed Periods to the extent such Closed Periods are applicable to French-qualified Options granted by the Company.

A specific holding period for the Common Stock or a restriction on the vesting or exercise of Options may be specified for French Grantees who qualify as managing directors under French law (“mandataires sociaux”), as defined in Section 3, above, in the relevant Agreement, containing the terms of the French Grantees’ grant.

5.	Vesting and Exercisability

The Options will vest and become exercisable pursuant to the terms and conditions set forth in the U.S. Plan, the French Option Plan and the applicable Agreement delivered to each French Grantee. The vesting and exercisability of the Options may be modified only as provided in Sections 11 and 12 below, or to the extent authorized by French law.

To obtain the French-qualified treatment, the French Grantee shall not sell or transfer Common Stock acquired upon exercise of any portion of the Options before the expiration of the applicable holding period for French-qualified Options set forth by Section 163 bis C of the French Tax Code, as amended, except as provided in this French Option Plan, or as otherwise in keeping with French law. To prevent the French Grantee from selling the Common Stock subject to the Options before the expiration of the applicable holding period, the Committee may, in its discretion, restrict the vesting and/or exercisability of the Options and/or the sale of Common Stock until the expiration of the applicable holding period, as set forth in the Agreement to be delivered to each French Grantee. In any case, the restriction on the sale of the Common Stock cannot exceed three (3) years from the date of the effective exercise of the Options. However, the French Grantee may be permitted to vest in or exercise the Options or sell the Common Stock subject to the Options before the expiration of the applicable holding period in the cases of Disability, death, forced retirement or dismissal, as defined in Section 91-ter of Exhibit II to the French Tax Code, as amended, and as set forth in the Agreement to be delivered to the French Grantee.

6.	Option Exercise Price

The method for determining Option Exercise Price per share of Common Stock payable pursuant to Options issued hereunder shall be fixed by the Committee on the Effective Grant Date, and may be modified only according to Section 10 of the French Option Plan. In no event shall the Option Exercise Price per share of Common Stock be less than the greater of:

A.	with respect to Purchase Options, the higher of either 95% of the average of the quotation price of such Common Stock during the 20 days of quotation immediately preceding the Effective Grant Date or 95% of the average of the purchase price paid for such Common Stock by the Company;

B.	with respect to Subscription Options, 95% of the average of the quotation price of such Common Stock during the 20 days of quotation immediately preceding the Effective Grant Date; and

C.	the minimum Option Exercise Price permitted under Section 2.3(d) of the U.S. Plan (i.e., 100% of the Fair Market Value per share on the Effective Grant Date).

7.	Exercise of an Option

Upon exercise of an Option, the full Option Exercise Price will be paid either in cash or by check or cash equivalent by the French Grantee, exclusive of any other method of payment. If the French Grantee exercises the Options via the cashless exercise method, the French Grantee must give irrevocable instructions to a stockbroker to properly deliver the Option Exercise Price to the Company. No tender of prior-owned Common Stock or attestation of ownership of Common Stock having a fair market value on the date of delivery equal to the aggregate Option Exercise Price of the Common Stock may be used as consideration for exercising the Options. Further, no net-exercise method may be used to exercise the Options.

The Common Stock acquired upon exercise of an Option will be recorded in an account in the name of the shareholder and must be held with a broker, or in such other manner as the Company may otherwise determine, in order to ensure compliance with applicable law, including any necessary holding periods.

8.	Non-transferability of Options

Except in the case of death, Options cannot be assigned or transferred to any third party, notwithstanding the provisions of Section 3.4 of the U.S. Plan. In addition, the Options are only exercisable during the lifetime of the French Grantee by the French Grantee.

9.	Termination of Employment

If a termination of eligibility status is due to death, the Options shall be exercisable as set forth in Section 12, below. In the event of a termination of employment for reasons other than death, the Options shall be exercisable as set forth in the Agreement entered into with the French Grantee.

10.	Adjustments.

Adjustments of the Options issued hereunder shall be made to preclude the dilution or enlargement of benefits under the Options only in the event of certain transactions by the Company that are listed under Section L. 225-181 of the French Commercial Code, as amended, and in the case of a repurchase of Common Stock by the Company, provided the price is higher than the stock quotation price in the open market, and according to the provisions of Section L. 228-99 of the French Commercial Code, as amended, as well as according to specific decrees. Nevertheless, the Board or the Committee, at its discretion, may determine to make adjustments other than that described above, in which case the Options may no longer qualify as French-qualified.

11.	Disqualification of Options.

If Options are modified or adjusted in a manner in keeping with the terms of the U.S. Plan, or as mandated by agreement or as a matter of law, and the modification or adjustment is contrary to the terms and conditions of this French Option Plan, Options may no longer qualify as French-qualified. If Options no longer qualify as French-qualified, the Committee may, but is not obligated to, and provided it is authorized to do so under the U.S. Plan, determine in its sole discretion to lift, shorten or terminate certain restrictions applicable to the vesting of the Options, the exercisability of the Options or the sale of the shares of Common Stock, which may have been imposed under this French Option Plan or the Agreement.

Similarly, in the event the Committee, in its sole discretion and in accordance with the U.S. Plan, authorizes the immediate vesting and exercise of Options or waives restrictions that were imposed regarding sale or transfer of the underlying shares of Common Stock subject to Options, the Options may no longer benefit from the French favorable tax and social security treatment.

12.	Death

In the event of the death of a French Grantee, the Option shall become immediately vested and exercisable. The French Grantee’s legal representative may exercise the Option within six (6) months following the death, but any outstanding Option which remains unexercised shall expire six (6) months following the date of the French Grantee’s death. The six (6) month exercise period will apply without regard to the term of the French-qualified Option as described in Section 13, below.

13.	Term of the Option

The term of any Option granted under the French Option Plan shall be determined by the Committee and set forth in the Agreement evidencing such Option. Such Option term may only be extended in the event of the death of the French Grantee; in no event shall the Option term exceed six and a half (6 1/2) years from the Effective Grant Date.

14.	Interpretation

In the event of any conflict between the provisions of the present French Option Plan and the U.S. Plan, the provisions of the French Option Plan shall control for any grants made to French Grantees.

It is intended that Options granted under the French Option Plan shall qualify for the favorable tax and social security charges treatment applicable to stock options granted under Sections L. 225-177 to L. 225-186 of the French Commercial Code, as amended, and in accordance with the relevant provisions set forth by French tax law and the French tax administration, but no undertaking is made to maintain such status. The terms of the French Option Plan shall be interpreted accordingly and in accordance with the relevant provisions set forth by French tax and social security laws, and relevant guidelines published by French tax and social security administrations and subject to the fulfillment of legal, tax and reporting obligations, if applicable.

15.	Employment Rights

The adoption of this French Option Plan shall not confer upon the French Grantees any employment rights and shall not be construed as a part of the French Grantees’ employment contracts, if any.

16.	Amendments

Subject to the terms of the U.S. Plan, the Committee has the right to amend or terminate the French Option Plan at any time. Such amendments would only apply to future grants and would not be retroactive.

17. Effective Date

The French Option Plan is effective as September 5, 2008.

APPENDIX 1

U.S. Plan 2006 attached.